02 DEC 23 AM 9:33

PONTO FRIO

02060726

São Paulo, December 16st 2002

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

SUPPL

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Ref: Globex Utilidades S.A.

Exemption: No 82-4486

Gentleman/Madam:

On behalf of Globex Utilidades S.A., we are enclosing a free translation of the following documents:

- Summary of the minutes of the extraordinary general meeting held on December 12, 2002
- Summary of the minutes of the special meeting of holders of preferred shares issued by the company and held on December 12, 2002.

We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Doris Pompeu Brasil
Thomson Financial Investor Relations
Consultant

dlw 1/14/03

Encl.

cc: *Glorinete Laurentino*
The Bank of New York

PONTO FRIO

São Paulo, December 16st 2002

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

Ref: Globex Utilidades S.A.

Exemption: No 82-4486

Gentleman/Madam:

On behalf of Globex Utilidades S.A., we are enclosing a free translation of the following documents:

- Summary of the minutes of the extraordinary general meeting held on December 12, 2002
- Summary of the minutes of the special meeting of holders of preferred shares issued by the company and held on December 12, 2002.

We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Doris Brasil

Doris Pompeu Brasil
Thomson Financial Investor Relations
Consultant

Encl.

cc: *Glorinete Laurentino*
The Bank of New York

PONTO FRIO

GLOBEX UTILIDADES S.A.
CNPJ N.° 33.041.260/0001-64
A PUBLICLY HELD COMPANY
NIRE 33300141073

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON DECEMBER 12, 2002

DATE, TIME AND PLACE: December 12, 2002 at 12:00 p.m. at the Company's head office at Av. Tenente Rebêlo, 675, Irajá, City and State of Rio de Janeiro.

PRESENT: Shareholders representing more than 2/3 (two thirds) of the capital stock with voting rights as evidenced by the signatures in the Shareholders Presence Register.

PRESIDING OFFICIALS: President: Conrado Max Gruenbaum; Secretary: Nilton Ribeiro Landi.

CONVENING NOTICE: Published in the *Diário Oficial do Estado do Rio de Janeiro* on November 25, 26 and 27, 2002; in the *O Globo* newspaper of November 25, 26 and 27, 2002; and in the *Valor Econômico* newspaper of November 25, 26 and 27, 2002.

AGENDA: a) To deliberate on the alteration to Article 8 of the Bylaws pursuant to the provisions in Article 8 of Law 10,303/2001, for the purposes of including together with other rights already enjoyed by the preferred shares, one or more preemptive rights or advantages cited under items I, II and III of Paragraph 1 of Article 17 of Law 6,404/76; and **b)** To approve the new wording of Article 8 of the Bylaws.

DECISIONS TAKEN: I) Approval, under Article 8 of the Bylaws, for inclusion of new rights of preferred shares as stated in item I, letters a and b of Paragraph 1 of Article 17 of the Corporate Law, as follows: the right to participate in the dividend to be distributed, corresponding to at least 25% (twenty-five percent) of the net profit in the fiscal year, calculated in the manner established in Article 202 in accordance with the following criterion: **a)** priority in the receipt of dividends mentioned in this item corresponding to at least 3% (three percent) of the equity value of the share; and **b)** the right to participate in distributed profits under equal conditions to those enjoyed by common shares, once the latter are assured of dividends equal to the minimum priority dividend pursuant to letter a". **II)** Approval of the new wording of Article 8 of the Bylaws which shall come into effect as follows: "**Article 8** – The preferred shares shall not enjoy voting rights. Paragraph 1: The preferred shares shall be entitled to priority status in reimbursement of capital should the Company be liquidated and, subsequent to the reimbursement of common shares, an equal participation with the latter in the apportioning of any shareholders equity that may remain. Paragraph 2: The preferred shares shall participate under equal conditions with the common

shares in the distribution of dividends and stock dividends pursuant to the provisions in Paragraph 3 below. The limit for the issue of preferred shares shall be up to a maximum of 2/3 (two thirds) of the total shares issued by the Company. Paragraph 3: The preferred shares shall have the right to participate in the dividend to be distributed, corresponding to at least 25% (twenty-five percent) of the net profit for the fiscal year, calculated in the manner established in Article 202, in accordance with the following criterion: **a)** priority in the receipt of dividends mentioned in this item corresponding to at least 3% (three percent) of the equity value of the share; and **b)** the right to participate in distributed profits under equal conditions to those enjoyed by common shares, once the latter are assured of dividends equal to the minimum priority dividend pursuant to letter a"

CONCLUSION: Pursuant to Article 130, Paragraph 2 of the Corporate Law, the publication of these minutes was authorized omitting the shareholders' signatures. With no further matters on the agenda, the Meeting was adjourned for the transcription of these minutes, which were read, approved and signed by all those present.

- Conrado Max Gruenbaum - President
- Nilton Ribeiro Landi - Secretary

Shareholders:

- Carlos Monteverde by proxy Maria Consuêlo Ayres
- Keene Investments Corp. by proxy Rolando Laniado
- Simon Moussa Alouan by proxy Nilton Ribeiro Landi
- Parvest Participação e Adm. Ltda. by proxy Rolando Laniado and Maria Consuêlo Ayres
- Fundação Ponto Frio Alfredo João Monteverde - Maria Consuêlo Ayres
- Conrado Max Gruenbaum
- Maria Consuêlo Ayres
- Celso Luiz Silva
- Nilton Ribeiro Landi

We declare that the present copy is identical to the original filed with the Company's head office.

CONRADO M. GRUENBAUM
President

NILTON R. LANDI
Secretary

GLOBEX UTILIDADES S.A.
CNPJ N.º 33.041.260/0001-64
A PUBLICLY HELD COMPANY
NIRE 33300141073

SUMMARY OF THE MINUTES OF THE SPECIAL MEETING OF HOLDERS OF PREFERRED SHARES ISSUED BY THE COMPANY AND HELD ON DECEMBER 12, 2002

DATE, TIME AND PLACE: December 12, 2002 at 10:30 a.m. at the Company's head office at Av. Tenente Rebêlo, 675, Irajá, City and State of Rio de Janeiro.

PRESENT: Shareholders owning more than half the preferred shares as evidenced by the signatures in the Shareholders Presence Register.

PRESIDING OFFICIALS: President: Conrado Max Gruenbaum; Secretary: Nilton Ribeiro Landi.

CONVENING NOTICE: Published in the *Diário Oficial do Estado do Rio de Janeiro* on November 25, 26 and 27, 2002; in the *O Globo* newspaper of November 25, 26 and 27, 2002; and in the *Valor Econômico* newspaper of November 25, 26 and 27, 2002.

AGENDA: a) To deliberate, prior to the holding of the Extraordinary General Meeting of the Company and pursuant to Article 8 of Law 10,303/2001, with respect to the inclusion, among other rights already enjoyed by the preferred shares, one or more preemptive rights or advantages cited under items I, II and III of Paragraph 1 of Article 17 of Law 6,404/76; and **b)** To approve the new wording of Article 8 of the Bylaws.

DECISIONS TAKEN: I) Approval, under Article 8 of the Bylaws, for inclusion of new rights of preferred shares as stated in item I, letters a and b of Paragraph 1 of Article 17 of the Corporate Law, as follows: the right to participate in the dividend to be distributed, corresponding to at least 25% (twenty-five percent) of the net profit in the fiscal year, calculated in the manner established in Article 202 in accordance with the following criterion: **a)** priority in the receipt of dividends mentioned in this item corresponding to at least 3% (three percent) of the equity value of the share; and **b)** the right to participate in distributed profits under equal conditions to those enjoyed by common shares, once the latter are assured of dividends equal to the minimum priority dividend pursuant to letter a". **II)** Approval of the new wording of Article 8 of the Bylaws which, if and after approval by the Extraordinary General Meeting, shall come into effect as follows: "**Article 8** – The preferred shares shall not enjoy voting rights. Paragraph 1: The preferred shares shall be entitled to priority status in reimbursement of capital should the Company be liquidated and, subsequent to the

reimbursement of common shares, an equal participation with the latter in the apportioning of any shareholders equity that may remain. Paragraph 2: The preferred shares shall participate under equal conditions with the common shares in the distribution of dividends and stock dividends pursuant to the provisions in Paragraph 3 below. The limit for the issue of preferred shares shall be up to a maximum of 2/3 (two thirds) of the total shares issued by the Company. Paragraph 3: The preferred shares shall have the right to participate in the dividend to be distributed, corresponding to at least 25% (twenty-five percent) of the net profit for the fiscal year, calculated in the manner established in Article 202, in accordance with the following criterion: **a)** priority in the receipt of dividends mentioned in this item corresponding to at least 3% (three percent) of the equity value of the share; and **b)** the right to participate in distributed profits under equal conditions to those enjoyed by common shares, once the latter are assured of dividends equal to the minimum priority dividend pursuant to letter a"

CONCLUSION: Pursuant to Article 130, Paragraph 2 of the Corporate Law, the publication of these minutes was authorized omitting the shareholders' signatures. With no further matters on the agenda, the Meeting was adjourned for the transcription of these minutes, which were read, approved and signed by all those present.

- Conrado Max Gruenbaum - President
- Nilton Ribeiro Landi - Secretary

Shareholders:

- Keene Investments Corp. by proxy Rolando Laniado
- Carlos Monteverde by proxy Maria Consuêlo Ayres
- Simon Moussa Alouan by proxy Nilton Ribeiro Landi
- Parvest Participação e Adm. Ltda. By proxy Rolando Laniado and Maria Consuelo Ayres
- Fundação Ponto Frio Alfredo João Monteverde - Maria Consuêlo Ayres
- Conrado Max Gruenbaum
- Celso Luiz Silva
- Merrill Lynch Latin America Fund Inc by proxy Rodrigo Jorge Moraes
- Vanderlei Fiorini
- Nilton Ribeiro Landi